This is an English translation for reference purpose only.

Exhibit 4.8

Lease Contract

Lessor: China Bioway Biotech Group Co., Ltd. (hereinafter referred to as “Party A”)

Legal address: No. 39, Shangdi Xi Road, Haidian District, Beijing

Lessee: Sinovac Biotech Co., Ltd. (hereinafter referred to as “Party B”)

Legal address: No. 39, Shangdi Xi Road, Haidian District, Beijing

Party A and Party B have reached agreement in respect of Party B’s renting of Party A’s Premises for business operation on the principles of equality and mutual benefit and on the basis of friendly negotiation and have entered into this Contract according to the Contract Law of the People’s Republic of China and other applicable laws and regulations of China.

Article 1 The Premises

1.1	Party A agrees to lease to Party B the uncompleted No. 1 premises and the surrounding land within 10 meters of the No. 1 premises located in the Peking University Biological Park, No. 39, Shangdi Xi Road, Haidian District, Beijing (hereinafter referred to as the “Premises”), with a total construction area of 3,462 square meters, of which office buildings occupy 2,136 square meters and manufacturing buildings occupy 1,326 square meters. The specific location and boundary of the Premises are subject to the area marked out on the House Blueprint (attached hereto as “Annex A”) by the red line.

1.2	Party A agrees that Party B may use the Premises for the manufacture of vaccines, construction of a production plant, and the construction, build-out and use of research and development facilities and office space. Party A shall not interfere in Party B’s lawful operation during the term of the lease. During the term of the lease, Party B has the right to sublease the Premises upon obtaining consent from Party A, but is not entitled to alter the use of the Premises without Party A’s permission, otherwise, Party A is entitled to prevent Party B from doing so or terminate the Contract before expiration.

Article 2 Term of Lease

2.1	This lease shall last for twenty years, from September 1, 2007 to August 31, 2027.

Article 3 Rent and Mode of Payment

3.1	The rent on the office buildings shall be RMB 2 per square meter per day, and the rent of the manufacturing buildings shall be RMB 1 per square meter per day. The total rent per lease year shall be RMB 2,043,270 . The rent shall be paid in RMB.

3.2	The “lease year” referred to in Section 3.1 refers to any twelve-month period after the expiry date of the rent-free period.

3.3	The rent shall be paid on a yearly basis. The rent for the first year in the amount of RMB 2,043,270 shall be paid within 10 working days after the expiration date of the rent-free period; the rent of the second year shall be paid one year later, and so forth.

3.4	If the date defined in Section 3.3 falls on a public holiday, Party B may fulfill its obligation to pay the rent to Party A on the day immediately subsequent to such public holiday.

3.5	If Party B advances any rent payment to Party A at the request of Party A, the amount shall be discounted at the current lending rate of commercial banks. If Party B delays any rent payment with the approval of Party A, Party B shall pay Party A interest at the current lending rate of commercial banks.

Article 4 Delivery of the Premises

4.1	Both parties agree that the first three months after the effective date of the Contract is the rent-free period, during which Party A shall complete the inspection and acceptation of the structures of the Premises. If Party B has the Premises built-out during this period, it shall pay for the water and electricity charges thereof.

4.2	Within seven business days after the effective date of the Contract, Party A shall deliver to Party B the intact Premises that satisfies the technical requirements as stipulated in the Technical Requirements for the Premises attached hereto.

During the delivery of the Premises, representatives assigned by the two parties shall monitor the delivery on site, and confirm the delivery by signing a confirmation on delivery of the Premises as described in the Confirmation on Delivery of the Premises attached hereto. The date when such confirmation is signed is deemed as the date of delivery of the Premises.

If Party A delays in delivering the Premises, it shall be deemed in breach of this Contract, and the rent-free period and the term of the Contract shall be extended accordingly.

Article 5 Taxes & Fees

5.1	During the term of the lease, Party A is responsibly for the payment of any state or local taxes and fees incurred due to the land use right or Premises ownership, including but not limited to taxes on premises and land use and land use fees.

5.2	The stamp tax, registration fee, notarization fee and other taxes and fees arising from this Contract shall be paid by Party A or Party B according to the applicable regulations of China.

5.3	When it is necessary to appraise the value of the Premises, any cost to appraise the Premises before the furnishing or alteration of the Premises by Party B shall be borne by Party A while any cost to appraise the Premises after the furnishing or alteration of the Premises by Party B shall be borne by Party B.

5.4	During the term of the lease, Party A is responsible for the inspection and acceptance of the Premises, while Party B shall cooperate with Party A in the inspection and acceptance of the Premises. Any cost arising from the inspection and acceptance (including the cost of stamping the seal of the design entity hired by Party A on Party B’s finished blueprint ) shall be borne by Party A.

5.5	The general contracing administration fee incurred by Part B in the construction of the vaccines production plant shall be paid by Party A or deducted from the rent paid by Party B.

Article 6 Party A’s Warranties and Responsibilities

6.1	Party A undertakes that it does own the Premises and the related land use right, for which it has provided valid legal documents (see the attachments hereto). Party A undertakes that the Premises in their current state are not illegal and that Party B will enjoy exclusive, continuous and uninterrupted use of the Premises during the term of the lease hereunder.

6.2	Party A undertakes that its has full capacity and right to lease the Premises to Party B according to the terms and conditions hereunder and will handle the relevant filing and registration procedures within the time limit as stipulated under the state regulations, and the related expenses shall be borne by Party A or Party B according to the state regulations. If the official approval for the lease is not obtained within the time limit due to Party A, Party B may choose to terminate this lease and Party A shall refund the amounts advanced by Party B and compensate for all the losses of Party B arising from the termination of the lease; or Party B may choose not to terminate the lease, but any legal consequences and additional expenses as well as all the losses of Party B shall be borne by Party A.

Unless otherwise stipulated herein, “all the losses of Party B” of this section and elsewhere herein refers to all the economic losses of Party B by virtue of business start-up and operation.

6.3	Party A undertakes that Party B is entitled to terminate this Contract and make a claim against Party A for all the losses of Party B if, during the term of the lease, due to the fault of Party A, Party B’s normal operation is interfered with, disturbed or spoiled by any administrative agencies, organizations or individuals on the precondition that Party B has obtained the necessary license, approval and authorization for the business operation in the Premises.

6.4	Party A shall ues its best efforts to assist Party B in handling the application for approval procedures in respect of planning, environmental protection, water, electricity (including expansion of the water or electricity capacity), communication, firefighting, sanitation and others that are necessary for or contingent upon business operation, design, furnishing, alteration or expansion of the Premises, including but not limited to providing Party B with all the related documents, drawings and information necessary for the application. The expenses related to such application shall be borne by Party B.

Both Party A and B shall ensure that the fire fighting system for the part constructed by each party respectively can pass inspection and acceptance. Meanwhile, each party shall be responsible for the inspection and acceptance of the fire fighting system for the part constructed by each, and bear the relevant costs.

6.5	Party A shall be fully liable for the losses of Party B and shall indemnify Party B for actual losses if Party B incurs any direct or indirect losses due to any defect or damage of the Premises or the facilities originally provided by Party A, or any fault of Party A or its employee or agent.

6.6	During the term of Contact, Party A shall not assign the Premises to any third parties.

6.7	After Party A has agreed to deliver the Premises to Party B, Party B may continue the construction and built-out of the Premises if needed, provided that the planning, design and other technical specifications are satisfied. During the period that Party B continues the construction of the Premises, Party A shall provide Party B with information and relevant materials about the use of power supply, water supply, drainage and other public systems of the Premises. In case of connections, alterations or relocations of water, electricity, drainage or sewage systems of the building, Party A shall send its engineers to cooperate with Party B so that Party B may finish the work as soon as possible.

During the term of the Contact, Party A must satisfy Party B’s power and water supply needs.

6.8	Party A is responsible for the execution and termination of any existing contracts with its entrusted construction entity, such that Party B’s occupation and use of the Premises are not interfered with.

Article 7 Party B’s Warranties and Responsibilities

7.1	Party B shall not, without the consent of Party A and the approval of relevant government authorities, use the Premises for any purposes other than those specified herein. Party B undertakes that, when conducting commercial activities in the Premises, it will comply with Chinese laws and regulations.

7.2	Party B shall pay rent on time according to the provisions hereunder.

7.3	The building personnel of Party B must subject themselves to the supervision and inspection of the competent authorities. Party B is responsible for settling issues concerning fines or business cessation arising out of any construction and is responsible for compensating Party A for related losses.

7.4	Party B shall properly use and take care of the Premises and all the facilities provided by Party A, and shall try to prevent improper damage (ordinary wear and tear excepted). In case of any damage or breakdown of the Premises or facilities due to improper use by Party B, it shall effect prompt repairs and make compensation for losses.

7.5	Party B may, at its cost, design, furnish and alter the appearance and layout of the Premises in accordance with the relevant regulations. If Party B’s furnishing, alteration or expansion involves the change of the basic structure of the Premises, it shall obtain the prior consent of Party A, otherwise, Party B shall be liable for all the consequences. Upon the expiration of the lease, Party B shall return the Premises to Party A for confirmation. The ownership of the equipment and facilities (including but not limited to signboards, pipes, wires, cables, doors, windows, ventilating ducts) constructed by Party B shall belong to Party B.

7.6	During the lease period, Party B shall pay the fees for water, electricity, gas and other charges related to the use of the Premises by Party B to the relevant authorities on time.

Article 8 Insurance and Indemnity

8.1	Party B has the right to purchase and maintain comprehensive property insurance coverage from a reputable and solvent insurance company for the important parts of the Premises and Party B’s own equipment. In case of losses or damage, the indemnity shall be paid to Party B in full. Party B shall be entitled to purchase insurance coverage for the Premises and the indemnity shall be paid to Party B.

8.2	Unless otherwise stipulated herein, Party A shall indemnify Party B against any losses resulting from any claim due to personal casualty or property damage occurring outside the Premises but in a place within Party A’s control. In such case, Party A shall compensate Party B for all of its losses.

8.3	Unless otherwise stipulated herein, Party B shall indemnify Party A against any losses resulting from any claim due to personal casualty or property damage occurring inside the Premises. In such case, Party B shall compensate Party A for all of its losses.

Article 9 Termination before Expiry Date

9.1	During the term of the Contract, if both parties agree, the Contract may be terminated before the expiry date.

9.2	If the Premises is damaged and cannot be used normally due to any event of force majeure, such as earthquake, flood or typhoon, Party A shall repair or reconstruct the Premises as soon as possible. While the Premises is being repaired, Party B shall be exempted from rent and other relevant fees; when the Premises are restored, rent and fees will continue to accrue and the term of the Contract will be extended accordingly. In the event that a force majeure event causes such material damage that restoration is impossible and the Contract cannot reasonably be performed, both parties may negotiate to terminate the Contract before expiry date.

If the occurrence of any force majeure event causes material changes to the surroundings of the Premises, thereby the market or environmental basis on which Party B operates its business will not exist and the Contract cannot reasonably be performed, both parties may negotiate to terminate the Contract before the expiry date. In the event that this Contract is terminated according to this Section 9.2, the rent and other fees shall be settled according to the actual number of days this Contract was in effect.

When a force majeure occurs, the party affected by it shall timely notify the other party in writing and actively take remedial measures to prevent the situation from getting more serious.

9.3	Party A confirms and guarantees that it has not received and is not aware of any notice issued by the government, the competent administrative authorities or any other related departments regarding recovering the Premises, changing the use of the Premises, prohibiting access to the Premises, or requisitioning the Premises or the land.

During the term of the Contract, except for municipal planning, Party A cannot withdraw Party B’s right to use the Premises for the reason of any personal or administrative decision; otherwise, Party A shall compensate Party B for any reasonable losses actually incurred by Party B.

In case of any municipal planning that cannot be predicted by Party A, Party A shall timely (within three days after the receipt of the related notice) send a photocopy of the notice to Party B, and on the principle that it shall try its best to preserve Party B’s business operation in the Premises, assist Party B in negotiating with the relocation agency as follows:

A.	Both parties shall persuade the relocation agency not to requisition the Premises or to provide another business premises with similar conditions in an adjacent area so that Party B may continue its business operation;

B.	Where the aim of Paragraph A cannot be attained, Party A shall provide or help Party B find another business premises with similar conditions in an adjacent area so that Party B may continue its business operation;

C.	Where the aim of Paragraph A or Paragraph B cannot be attained, any compensation for requisition of the Premises shall be shared between both parties on the basis of the proportion of the original investments of Party A and Party B as well as the years the Premises has been used.

9.4	Party A may terminate the Contract before the expiry date and claim all its actual losses against Party B under any of the following circumstances:

A.	Party B delays rent payment for three months without Party A’s permission;

B.	Party B changes the use of the Premises without the prior consent of Party A; or

C.	Party B uses the Premises to engage in illegal activities, which are detrimental to public interests.

Party A shall notify Party B in writing when it terminates the Contract in accordance with this Section . Party B shall, within the notification period (which shall be shorter than 30 days) vacate and return the Premises with the rent settled according to the actual period of lease. Party A may also choose not to terminate the Contract, but Party A still has the right to claim all its actual losses against Party B.

9.5	Party B may terminate the Contract before the expiry date and claim all its losses against Party A under any of the following circumstances:

A.	Party A delays the delivery of the Premises for one month, or the Premises delivered are not in conformity with the technical requirements hereunder within 30 days;

B.	Party A fails to complete the inspection and acceptance of the structures of the Premises within the prescribed period; or

C.	Party A violates its warranties or responsibilities, or breaches other provisions hereunder with the result that Party B cannot operate normally or Party B’s interest hereunder incurs substantial damage.

Party B shall notify Party A in writing when it terminates the Contract in accordance with this Section . Party A shall timely refund the balance of any amounts paid to Party B and the rent shall be settled according to the actual period of lease. Party B may also choose not to terminate the Contract, but Party B still has the right to claim all its losses against Party A.

Article 10 Special Provisions

10.1	Considering that Party A has mortgaged the Premises and its land use right before entering into this contract to the Bank of China Beijing for a period from October 28, 2002 to October 28, 2007, Party A guarantees to Party B that, as the owner of the Premises, Party A has the right to execute the Contract and Party B has the right to use the Premises according to the Contract,; Party B has obtained a consent from the mortgagee before entering into the Contract ; if the mortgagee exercises its rights under the mortgage, and thus Party B’s use of the Premises is interfered with or affected or Party B incurs any losses, Party A shall compensate Party B for all losses.

10.2

Party B agrees to prepay the rent for the three-year period from September 1, 2007 to September 1, 2010. The rent for the first 18 months shall be paid within 10 working days after the date of execution of this Contract; the prepaid rent for the following 12 months shall be paid within 10 working days after the expiry date of the rent-free period; the rest of the three-year rent shall be prepaid by December 31, 2007. Party B shall make the actual prepayment to Party A in accordance with Clause 3.5 in Article 3. Both parties agree that the prepayment made by Party B will first be used to pay off the debt of Party A to third parties with respect to the Premises.

10.3

If the Contract is terminated before September 1, 2007 (the effective date of Contract), Party A shall return pre-paid rent in full. If the Contract is terminated between September 1, 2007 and August 31, 2027, Party A shall deduct the rent due and return the remaining part of pre-paid rent to Party B.

10.4	The equipment and facilities that are built or purchased by Party B during the rent-free period and lease period shall belong to Party B, and Party A shall not claim any right to them.

10.5	Party A is responsible for handling and obtaining the building ownership certificate for the Premises.

10.6	Party A agrees that, when the Premises and its land use right is free of mortgage, Party B has a priority right to purchase them at a price of RMB 32,000,000. If the mortgagee exercises its right according to Clause 10.1, and thus Party A loses its ownership to the Premises, Party A shall actively coordinate with Party B to facilitate Party B’s entering into an agreement regarding transfer of the Premises with the mortgagee, or to facilitate Party B’s cooperation with the mortgagee.

10.7	Party A agrees to let Party B use the equipment and facilities that are already provided by Party A, including ventilation ducts, refrigerator, heat exchange system, cold water system, steel-structure facilities, experiment tables and office furniture, free of charge. If Party B does not intend to use the facilities, Party B can remove the facilities.

10.8	While Party B is using the Premises, Party A shall be liable for all the legal consequences arising out of Party A’s failure to complete the inspection and acceptance of the Premises in time and obtain building ownership certificates, and Party A shall compensate Party B for any loss therefrom.

Article 11 Renewal and Disposal of Possessions upon Expiration

11.1	If Party B intends to renew the lease upon the expiration of the Contract, it shall submit its request of renewal to Party A three months prior to the expiration date. If Party A continues to lease the Premises, Party B shall have priority to rent the Premises under equal conditions.

11.2	If the Contract is terminated before the expiry date or cancelled or expires, Party B shall remove and take away all its own equipment within three months provided that Party B shall not purposefully damage or demolish the inherent structure of the buildings or remove its own equipment affecting the safety or appearance of the Premises (unless the removal is lawful and agreed to by Party A). With regard to the disposal of public facilities, both parties may further negotiate. Anything not removed or taken away by Party B within the agreed period will be deemed to have been abandoned by Party B and shall be at the free disposal of Party A.

Article 12 Breach Liabilities

12.1	If Party A fails to deliver the Premises to Party B in time according to the technical requirements specified in the annex of the Contract and such delay exceeds 30 days, Party A shall pay Party B a daily breach penalty in the amount of 3% of the rent of the current month.

12.2	If Party B delays any rent payment where Party A is faultless, Party B shall pay Party A a daily overdue penalty in the amount of 3% of the outstanding rent of the current month.

12.3	Except for the termination provisions explicitly stipulated hereunder, any unilateral termination of the Contract will be deemed as a breach. The breaching party shall compensate the other party for any losses arising from such early termination.

12.4	Apart from the above provisions, any party that breaches the Contract shall make corrections within 7 days after receiving notice from the other party. Unless otherwise stipulated hereunder, if the breaching party fails to make corrections, the other party shall reserve the right to make a claim.

Article 13 Notice & Delivery

13.1	Any notice hereunder sent by one party to the other party must be in writing and will be deemed to have been received by the other party when it is delivered by hand or when the fax is received.

Article 14 Dispute Resolution

14.1	Any dispute arising out of the performance of this Contract shall be settled by both parties through friendly negotiation; where the dispute cannot be settled through friendly negotiation, either party may file a lawsuit in the people’s court that has jurisdiction.

Article 15 Contract Effectiveness and other Provisions

15.1	For issues not clarified herein, both parties may negotiate and make supplementary agreements according to the applicable laws and regulations of China. The supplementary agreements will have the same legal force as the Contract.

15.2	The annexes are an integral part of the Contract and have the same legal force as the Contract.

15.3	The contract will become effective upon execution by the legal representatives or authorized representatives of both parties.

15.4	The Contract is in quadruplicate, with the two parties holding two copies each.

Party A: China Bioway Biotech Group Co., Ltd. (seal)

Legal representative (authorized representative): /s/

Date: June 4, 2007

Party B: Sinovac Biotech Co., Ltd. (seal)

Legal representative (authorized representative): /s/

Date: June 4, 2007